EXHIBIT 21
SUBSIDIARIES OF THE CORPORATION

State or Country of
Subsidiaries of Registrant	Incorporation or Organization

Thomas & Betts Caribe Corp.	Delaware
Thomas & Betts International, Inc.	Delaware
Thomas & Betts Limited	Canada
Thomas & Betts Commander LP	Canada
      The Registrant has omitted 8 subsidiaries operating in the U.S. and 45 subsidiaries operating in foreign countries. The Registrant’s subsidiaries are in the same businesses.